OMB APPROVAL
OMB Number: 3235-0116
Expires: March 31, 2011
Estimated average burden
Hours per response: 8.7

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of October, 2009

Commission File Number 28980

ROYAL STANDARD MINERALS INC.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)
Date: October 20, 2009

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

ROYAL STANDARD MINERALS INC. Plans for Underground program at Goldwedge Project, Nye County, Nevada

Royal Standard Minerals, (RYSMF-OTCBB), Manhattan, Nevada, October 20, 2009, (C.U.S.I.P780919106) (“RSM”) announces that it has continued with its plans for underground development to access the main gold mineralized zone on the Goldwedge property. This portion of the property has been drill tested and has been explored underground at a point where the decline has achieved access to the main zone. Prior underground drifting within the main zone, the initial development area on the 6620 level indicates that the main zone in this area is approximately 90 feet in width. Previous drifting on strike within this zone south of the “K” cross cut returned approximately 85 feet of 0.835 ounces per ton (26 grams/ton) gold. (Laboratory results were completed by the Company’s onsite assay lab and check assays by an independent laboratory.) Indications from rock chip sampling toward the northwest on the north side, (right rib), indicates that this gold mineralization is open toward the northwest. Drifting on the 6660 level indicates that this zone is also present on this level returning similar gold grades and widths. The average grade and mineable widths of this zone in this area is yet to be established. Surface drilling results indicate that this gold zone may extend for several hundred feet toward the northwest is open on strike and to depth.

The company will install an improved dewatering system to help insure that the development program that will start on the 6620 level and will proceed without unnecessary delays. Other preparations include the necessary work to continue with the development of the currently identified main zone as soon as possible. This zone will constitute the initial primary source of gold mineralized material for the onsite gravity plant. This program will commence as soon as possible.

RSM is a natural resource exploration and development company,

www.royalstandardminerals.com

For further information about this release contact Mr. Roland Larsen, (775) 487-2454 and/or Mr. Rich Kaiser, Investor Relations, 800-631-8127.

Royal Standard Minerals cautions that the statements made in this press release constitute forward looking statements, and no guarantees of future performance and actual results or developments may differ materially from the projections in the forward-looking statements. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made.

Contact: Roland Larsen 804-580-8107 Rich Kaiser 800-631-8127